EXHIBIT 99.1

In this report, “Gerdau Ameristeel” and “Company” refer to Gerdau Ameristeel Corporation and its subsidiaries and 50% owned joint ventures. This report contains forward-looking information with respect to our operations and future financial results. Actual results may differ from expected results for a variety of reasons including the factors discussed in the Management’s Discussion and Analysis section of Gerdau Ameristeel’s 2002 Annual Report. The following discussion and analysis should be read in conjunction with the consolidated statements and the accompanying notes contained in that report.

MANAGEMENT’S DISCUSSION AND ANALYSIS

Gerdau Ameristeel’s financial results are presented in United States dollars and in accordance with Canadian generally accepted accounting principles (“GAAP”). Management believes EBITDA (earnings before interest, taxes, depreciation and amortization), a non-GAAP measure, is a useful supplemental measure of cash available prior to debt service, capital expenditures and income tax. EBITDA is calculated by adding income before tax and interest expense, depreciation and amortization. Investors are cautioned that EBITDA should not be construed as an alternative to net income determined in accordance with GAAP as a performance indicator or to cash flows from operations as a measure of liquidity and cash flows.

On October 23, 2002, Gerdau S.A. combined its North American operations, referred to as Gerdau North America, with Co-Steel Inc. to form Gerdau Ameristeel Corporation. The accounting treatment for this combination is the reverse-takeover method of purchase accounting. This method is appropriate because the controlling shareholder of Gerdau North America became the owner of more than 50% of the voting shares of the combined entity, Co-Steel, renamed Gerdau Ameristeel, on a fully-diluted basis following the transaction.

Our financial results for the three and six months ended June 30, 2002 are the financial results for Gerdau North America, the predecessor company for accounting purposes. Also included in this report is pro forma information for the three and six months ended June 30, 2002 which was prepared as if the combination with Co-Steel had taken place on January 1, 2002, adjusted for the impact of purchase price allocations. Management believes this information is informative disclosure with respect to our operations. However, this pro forma information does not purport to represent what actual operating results would have been during those periods or to project what future results will be in any future periods.

RESULTS OF OPERATIONS

Three months ended June 30, 2003 compared to three months ended June 30, 2002

The following table summarizes the results of Gerdau Ameristeel for the three months ended June 30, 2003 and for the three months ended June 30, 2002 on a pro forma and historical basis.

	For the three months ended

		June 30, 2002	June 30, 2002
	June 30, 2003	Pro Forma	Historical

Shipments (Tons)
Rebar	386,671	340,275	197,737
Merchant/Special Sections	482,863	505,967	354,920
Rod	151,142	187,926	28,026
Flat rolled	192,665	181,177	—

Total Mill Finished Steel	1,213,341	1,215,345	580,683
Fabricated Steel	173,734	179,412	152,815

Total	1,387,075	1,394,757	733,498
Weighted average selling price ($/ton)
Mill external shipments	$302.79	$287.72	$300.50
Fabricated steel shipments	432.89	437.04	443.80

Scrap charged — $/ton	$112.58	$90.12	$88.30

	For the three months ended

		June 30, 2002	June 30, 2002
	June 30, 2003	Pro Forma	Historical

Income Statement (US $000s except EPS)
Net Sales	$471,569	$446,438	$245,116
Income (loss) from operations	4,822	31,465	18,129
Net (Loss) Income	(1,629)	9,185	3,819
EBITDA(1)	24,737	43,580	29,887
EPS — Basic	(0.01)	0.04	0.03
EPS — Diluted	(0.01)	0.04	0.03

Notes: (1) EBITDA is earnings before interest, taxes, depreciation and amortization

Net sales: Net sales for the three months ended June 30, 2003 were $471.6 million compared to $245.1 million on a historical basis and $446.4 million on a pro forma basis for the three months ended June 30, 2002, an increase of $226.5 million or 92.4% and $25.2 million or 5.6%, respectively. Compared to last year’s historical results, the October 2002 merger with Co-Steel contributed additional net sales of $202.1 million for the three months ended June 30, 2003.

Finished tons shipped for the three months ended June 30, 2003 were 1,387,075 tons compared to 733,498 tons in the same period in 2002 on a historical basis and 1,394,757 tons on a pro forma basis. The finished tons shipped in this period represent an increase of 653,577 tons, or 89.1%, compared to 2002 historical shipments and a decrease of 7,682 tons, or 0.6%, compared to 2002 proforma shipments.

Average mill finished goods selling prices were $303 per ton for the three months ended June 30, 2003, up by approximately $15 per ton or 5.2% from the average pro forma selling price for the same period in 2002. However, selling price increases were more than offset by scrap raw material costs that increased $22 per ton, or 24.0% on a pro forma basis, from the same period last year.

Cost of sales: Cost of sales as a percentage of net sales increased to 90.1% for the three months ended June 30,2003 compared to 81.2% for the three months ended June 30, 2002 on a historical basis and 84.0% on a pro forma basis. Cost of sales for the three months ended June 30, 2003 was $425.0 million compared to $199.5 million for the three months ended June 30, 2002 on a historical basis, and $375.1 million on a pro forma basis, an increase of $225.5 million and $49.9 million, respectively.

Higher cost of goods sold reflects a sharp increase in scrap raw material and mill manufacturing costs. Scrap costs typically account for approximately 35% to 45% of our mill production costs. In the three months ended June 30, 2003, average scrap costs were approximately $22 per ton higher than in the three months ended June 30, 2002 on a pro forma basis. Scrap costs represented approximately 46% of mill production costs in the three months ended June 30, 2003, compared to approximately 40% for the same period in 2002. Mill manufacturing costs were also higher in the current quarter primarily due to higher energy costs.

Selling and administrative: Selling and administrative expenses as a percentage of net sales for the three months ended June 30, 2003 were 4.2% compared to 6.1% for the same period in the prior year and 4.7% on a pro forma basis. Selling and administrative expenses for the three months ended June 30, 2003 were $19.7 million compared to $15.0 million for the three months ended June 30, 2002 on a historical basis, and $20.8 million on a pro forma basis, an increase of $4.7 million and a decrease of $1.1 million, respectively. Compared to last year’s results, selling and administrative expenses increased due to the addition of administrative functions of the former Co-Steel operations. Compared to pro forma results for last year, the $1.1 million saving reflects the elimination of redundant overhead and economies of scale of the merged company.

Depreciation: Depreciation for the three months ended June 30, 2003 was $20.2 million compared to $12.8 million for the three months ended June 30, 2002 on a historical basis, and $18.9 million on a pro forma basis, an increase of $7.4 million and $1.3 million, respectively. $6.6 million of the $7.4 million increase was due to the addition of the Co-Steel operations.

Other operating expense: Other operating expense for the three months ended June 30, 2003 was approximately $1.8 million. This includes a $1.8 million charge from a settlement of environmental warranties from the May 2000 sale of Co-Steel’s Mayer Parry Recycling unit in England, asset write-downs of $0.8 million, and fabricating plant shutdown expenses of $0.2 million. The charges were offset by income of $1.1 million in electric power rebates under the Market Power Mitigation Rebate from the Province of Ontario. The rebates are determined based on a comparison between actual market cost and price caps. The Whitby and Cambridge mills are subject to these rebates which are projected to occur quarterly through May 1, 2006. Estimates for current year rebates are accrued against utility expense and included in manufacturing cost. Other operating expense for the three months ended June 30, 2002 was $0.1 million relating to the closing of certain of the Company’s fabricating plants.

Interest expense and amortized deferred financing costs: Interest expense and amortized deferred financing costs were $11.2 million for the three months ended June 30, 2003 compared to $11.4 million on a historical basis for the three months ended June 30, 2002 and $10.9 million on a pro forma basis before giving effect of the refinancing. Included in deferred finance costs for the three months ended June 30, 2003 was a charge of $2.1 million relating to the write-off of un-amortized costs relating to extinguished debt.

Income taxes: The effective income tax rate in the United States (including both federal and state) and Canada (including federal and provincial) was approximately 40% and 35%, respectively, for the three months ended June 30, 2003 and 2002. The Company has tax credits that offset income tax expense by approximately $2.5 million per quarter since the combination with Co-Steel.

Six months ended June 30, 2003 compared to six months ended June 30, 2002

The following table summarizes the results of Gerdau Ameristeel for the six months ended June 30, 2003 and for the six months ended June 30, 2002 on a pro forma and historical basis.

	For the six months ended

		June 30, 2002	June 30, 2002
	June 30, 2003	Pro Forma	Historical

Shipments (Tons)
Rebar	789,928	668,326	389,159
Merchant/Special Sections	987,172	976,497	684,105
Rod	298,090	357,198	45,560
Flat rolled	365,214	363,740	—

Total Mill Finished Steel	2,440,404	2,365,761	1,118,824
Fabricated Steel	317,930	340,036	287,982

Total	2,758,334	2,705,797	1,406,806
Weighted average selling price ($/ton)
Mill external shipments	$298.79	$279.45	$288.15
Fabricated steel shipments	430.05	435.68	443.60

Scrap charged — $/ton	$109.33	$86.58	$82.79

Income Statement (US $000s except EPS)
Net Sales	$915,947	$843,196	$463,099
Income (loss) from operations	969	50,488	29,867

Net (Loss) Income	(6,581)	16,773	5,094
EBITDA(1)	41,458	81,433	54,646
EPS — Basic	(0.03)	0.07	0.04
EPS — Diluted	(0.04)	0.07	0.04

Notes: EBITDA is earnings before interest, taxes, depreciation and amortization

Net sales: Net sales for the six months ended June 30, 2003 were $915.9 million compared to $463.1 million on a historical basis and $843.2 million on a pro forma basis for the six months ended June 30, 2002, an increase of $452.8 million, or 97.8%, and $72.7 million, or 8.6%, respectively. Compared to last year’s historical results, the October 2002 merger with Co-Steel contributed additional net sales of $389.9 million for the six months ended June 30, 2003.

Finished tons shipped for the six months ended June 30, 2003 were 2,758,334 tons compared to 1,406,806 tons in the same period in 2002 on a historical basis and 2,705,797 tons on a pro forma basis, an increase of 96.1% and 1.9%, respectively.

Average mill finished goods selling prices were $299 per ton for the six months ended June 30, 2003, up by approximately $19 per ton, or 6.9%, from the average pro forma selling price for the same period in 2002. However, selling price increases were more than offset by scrap raw material costs that increased $23 per ton, or 26.3% on a pro forma basis, from the same period last year.

Cost of sales: Cost of sales as a percentage of net sales increased to 91.4% for the six months ended June 30, 2003 compared to 81.4% for the six months ended June 30, 2002 on a historical basis and 85.0% on a pro forma basis. Cost of sales for the six months ended June 30, 2003 was $836.9 million compared to $376.8 million for the six months ended June 30, 2002 on a historical basis, and $717.1 million on a pro forma basis, an increase of $460.1 million and $119.8 million, respectively.

Higher cost of goods sold reflects a sharp increase in scrap raw material and energy costs. Scrap costs typically account for approximately 35% to 45% of mill production costs. In the six months ended June 30, 2003, average scrap costs were approximately $23 per ton higher than in the six months ended June 30, 2002 on a pro forma basis and represented approximately 44% of mill production costs in the six months ended June 30, 2003, compared to approximately 40% for the same period in 2002. For the first six months of 2003, energy costs averaged approximately $40 per ton of steel produced, an increase of approximately 33% over same period last year.

Selling and administrative: Selling and administrative expenses as a percentage of net sales for the six months ended June 30, 2003 were 4.2% compared to 6.4% for the same period in the prior year and 4.9% on a pro forma basis. Selling and administrative expenses for the six months ended June 30, 2003 were $38.1 million compared to $29.8 million for the six months ended June 30, 2002 on a historical basis, and $41.0 million on a pro forma basis for that period, an increase of $8.3 million and a decrease of $2.9 million, respectively. Compared to last year’s results, selling and administrative expenses increased due to the addition of the administrative functions of the former Co-Steel operations. Compared to pro forma results for last year, the $2.9 million saving reflects the elimination of redundant overhead and economies of scale of the merged company.

Depreciation: Depreciation for the six months ended June 30, 2003 was $39.9 million compared to $25.7 million for the six months ended June 30, 2002 on a historical basis, and $37.7 million on a pro forma basis, an increase of $14.2 million and $2.2 million, respectively. $12.8 million of the $14.2 million increase was due to the addition of the Co-Steel operations.

Other operating expense: Other operating expense for the six months ended June 30, 2003 was approximately $0.1 million. This includes a $1.8 million charge from a settlement of environmental warranties from the May 2000 sale of Co-Steel’s Mayer Parry Recycling unit in England, asset write-downs of $.8 million, $0.5 million charge relating to start-up costs associated with new process automation controls at the Knoxville rolling mill and fabricating plant shutdown expenses of $0.3 million. The charges were offset by income of $3.5 million in electric power rebates from the Province of Ontario. Other operating expense for the six months ended June 30, 2002 was $0.9 million relating to the closing of certain of the Company’s fabricating plants.

Interest expense and amortized deferred financing costs: Interest expense and amortized deferred financing costs were $19.0 million for the six months ended June 30, 2003 compared to $22.5 million on a historical basis for the six months ended June 30, 2002 and $21.6 million on a pro forma basis before giving effect to the refinancing. Included in deferred finance costs for the six months ended June 30, 2003 was a charge of $2.1 million relating to the write-off of un-amortized costs relating to extinguished debt. The remaining decrease of $5.6 million on a historical basis, was due primarily to the conversion of related party debt to equity in September 2002 in connection with the combination with Co-Steel ($12.3 million), offset by the interest expense on the assumed debt of Co-Steel ($6.7 million.)

Income taxes: Our effective income tax rate in the United States (including both federal and state) and Canada (including federal and provincial) was approximately 40% and 35%, respectively, for the six months ended June 30, 2003 and 2002. The Company has tax credits that offset income tax expense by approximately $2.5 million per quarter since the combination with Co-Steel.

LIQUIDITY AND CAPITAL RESOURCES

Cash Flows

Operating activities: Net cash used by operations for the six months ended June 30, 2003 was $13.2 million compared to net cash provided by operations of $18.5 million for the six months ended June 30, 2002. The change in fiscal 2003 is the result of increasing working capital, primarily increased accounts receivable.

Investing activities: Net cash used in investing activities was $24.1 million in the six months ended June 30, 2003 compared to $25.9 million in the six months ended June 30, 2002, a decrease of $1.8 million. For the six months ended June 30, 2003, capital expenditures totalled $24.2 million. In June 2002, the Company spent $8.4 million to acquire the assets of our Cartersville, Georgia cold drawn plant.

Financing activities: Net cash provided by financing activities was $48.5 million in the six months ended June 30, 2003 compared to $9.9 million in the six months ended June 30, 2002. The increase in debt is primarily to support increasing accounts receivable and capital expenditures made in fiscal 2003.

Credit facilities and indebtedness

On June 27, 2003, the Company refinanced most of its outstanding debt by issuing $405.0 million of 10-3/8% Senior Notes and entered into a $350.0 million Senior Secured Revolving Credit Facility with a syndicate of lenders. The proceeds were used to repay existing indebtedness under several lending arrangements and to pay costs associated with the refinancing. Historically, the principal sources of liquidity have been cash flow generated from operations and borrowings under credit agreements. Following the refinancing, the principal sources of liquidity will be cash flow generated from operations and borrowings under the new Senior Secured Credit Agreement. The principal liquidity requirements are working capital, capital expenditures and debt service. The Company does not have any off-balance sheet financing arrangements or relationships with unconsolidated special purpose entities.

The following is a summary of existing credit facilities and other long tem debt:

Senior Secured Credit Facility: The Senior Secured Credit Facility provides commitments of up to $350.0 million. The Company will be able to borrow under the Senior Secured Credit Facility the lesser of (i) the committed amount, and (ii) the borrowing base (which is based upon a portion of the inventory and accounts receivable held by most of the Company’s operating units less certain reserves), minus outstanding loans, letter of credit obligations and other obligations owed under the Senior Secured Credit Facility. Since the borrowing base under the Senior Secured Credit Facility will be based on actual inventory and accounts receivable levels, available borrowings under the facility will fluctuate. The borrowings under the Senior Secured Credit Facility are secured by the Company’s inventory and accounts receivable. At June 30, approximately $98.3 million was available under the Revolving Credit Facility.

Loans under the senior secured credit agreement bear interest at a per annum rate equal to one of several rate options (LIBOR, federal funds rate, bankers’ acceptance or prime rate) based on the facility chosen at the time of borrowing plus an applicable margin determined by excess availability from time to time. Borrowings under the senior secured credit facility may be made in U.S. dollars or Canadian dollars, at the option of the Company. Our Senior Secured Credit Facility contains restrictive covenants that limit our ability to engage in specified types of transactions without the consent of the lenders. These covenants limit our ability to, among other things: incur additional debt, issue redeemable stock and preferred stock, pay dividends on our common shares, sell or otherwise dispose of certain assets and enter into mergers or consolidations.

Senior Notes: On June 27, 2003, the Company issued $405.0 million of 10-3/8% Senior Notes, of which $35.0 million were sold to an indirect wholly-owned subsidiary of the Company’s parent, Gerdau S.A. The notes mature on July 15, 2011. The notes were issued at 98% of face value. The notes are unsecured, are effectively junior to secured debt to the extent of the value of the assets securing such debt, rank equally with all existing and future unsecured unsubordinated debt, and are senior to any future senior subordinated or subordinated debt. Interest on the notes accrues at 10-3/8% per annum (10.75% effective rate) and is payable semiannually on July 15 and January

15. At any time prior to July 15, 2006, the Company may redeem up to 35% of the original principal amount of the notes with the proceeds of one or more equity offerings of common shares at a redemption price of 110.75% of the principal amount of the notes, together with accrued and unpaid interest, if any, to the date of redemption. The indenture governing the notes permits the Company and its restricted subsidiaries to incur additional indebtedness, including secured indebtedness, subject to certain limitations.

AmeriSteel Bright Bar, Inc. facility: As of June 30, 2003, AmeriSteel Bright Bar, Inc. had a $3.5 million term loan outstanding. The facility bears interest at a fixed rate of 6% and expires in June 2011.

Industrial revenue bonds: The Company had $36.8 million of industrial revenue bonds outstanding as of June 30, 2003. $33.2 million of the bonds were issued by Gerdau Ameristeel US Inc. in prior years to construct facilities in Jackson, Tennessee; Charlotte, North Carolina; Jacksonville, Florida; and Plant City, Florida. The Company assumed an industrial revenue bond in the amount of $3.6 million with the acquisition of the Cartersville cold drawn facility in June 2002. The interest rates on these bonds range from 50% to 75% of the prime rate. The industrial revenue bonds mature in 2003, 2014, 2017 and 2018. These bonds are secured by letters of credit issued pursuant to the senior secured credit facility.

Joint venture facility: The Company’s joint venture, Gallatin Steel, has a $40.0 million revolving credit facility with $4.1 million outstanding as of June 30, 2003. Under Canadian GAAP, 50% of the indebtedness is reflected on Gerdau Ameristeel’s consolidated balance sheet.

Related party loans: In the first quarter of 2003, a subsidiary of Gerdau S.A. made loans totaling $30.0 million to the Company to increase liquidity within the group. These loans were used for working capital purposes, bore interest at the rate of 6.5% and were repaid in the second quarter using proceeds from the refinancing.

Convertible debentures: The Company has unsecured, subordinated convertible debentures in the principal amount of Cdn $125.0 million, bear interest at 6.5% per annum, mature on April 30, 2007, and, at the holders’ option, are convertible into our common shares at a conversion price of Cdn$26.25 per share. Under the terms of the trust indenture for the convertible debentures, no adjustment to the conversion price is required if the Company issues common shares in a customary offering. The debentures are redeemable, at the Company’s option, at par plus accrued interest and the Company has the right to settle the principal amount by the issuance of common shares based on their market value at the time of redemption. Since the convertible debentures can be redeemed by the issuance of common shares, the debenture obligations are classified as shareholders’ equity. Interest on the shareholders’ equity component, net of related income taxes, is charged to reinvested earnings, and is deducted from the net earnings or added to net loss in calculating basic earnings per share.

Capital leases: Approximately $1.0 million of capital leases remain outstanding, including the Company’s 50% share of the Gallatin capital leases.

Capital expenditures

Gerdau Ameristeel spent $24.2 million on capital projects in the six months ended June 30, 2003 compared to $17.6 million in the same period in 2002 on a historical basis and $20.3 million on a pro forma basis.

Outlook

The business climate for the steel mini-mill sector reflects volatility from two converging dynamics. Among the external market forces, the domestic industry has experienced rapid changes in international currency fluctuations and steel trade flows, volatility in energy markets and gyrations in scrap prices tied to Asian steel scrap demand. Within the domestic internal environment, the aggressive consolidation of the mini-mill and integrated steel segments has produced a notable stabilizing influence on market behavior and pricing discipline. Unfortunately, the external forces generate immediate cost pressures, which are slow to be fully recovered in a distressed US economic environment.

Winter spikes in energy and scrap cost inputs were followed by successful steel price increases in the early spring and summer months. These market price improvements and reductions in energy costs provided a degree of optimism for improving operating margins. Subsequent to the end of the June quarter, market signals appeared to indicate that the industry is now entering a second round of the leap frog scenario between costs and selling price increases. The guarded optimism of improving margin trends is now threatened by resurgence in the economy of

China and strong inflationary pressures for scrap exports to Asia. As the United States is a major exporter of scrap, the domestic consumers must compete to match escalating scrap prices to retain these resources. The duration of the second wave of Asian scrap export demand and the ability to recover raw material cost increases in domestic market pricing continues to test the discipline of the consolidating steel industry.

Within our internal operating environment, the trend in realizing merger integration synergies and manageable manufacturing cost improvements continues to progress. Gerdau Ameristeel’s management tools, benchmarking techniques and knowledge sharing benefits have been well received by the newly acquired facilities. These business disciplines are contributing to process improvements and in depth root cause analyses of variables on the shop floor. The tangible and incremental cost reduction benefits are gradually emerging and will have a cumulative effect as we address certain equipment and maintenance deficiencies. The next cost reduction advancement is contingent on new equipment installations and maintenance outages scheduled for Gallatin and the three Canadian long product mills during the next quarter.

Jorge Gerdau Johannpeter	Phillip E. Casey
Chairman of the Board	President and CEO
August 26, 2003